SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 1, 2003 to July 31, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

____(1)____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Schedules Second Quarter 2003 Earnings Release and Conference Call. Dated July 1, 2003.

  Press Release: Vodafone Portugal Achieves Dramatic Increase in Contact Center Agent Performance. Dated July 1, 2003.

  Press Release: NICE Announces Agreement with CA Technology to Integrate NiceVision® with StoreVision POS Monitoring System. Dates July 9, 2003.

  Press Release: Up|Stream Selects NICE Systems And Avaya for Contact Center Recording and Quality Assurance Solution. Dated July 16, 2003.

  Press Release:!nPulse Improves Contact Center Performance with NICE Recording Solution. Dated July 23, 2003.

  Press Release: Datamonitor Recognizes NICE for Achieving Significant Growth and Market- Share Lead. Dated July 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

____(2)____

Dated:  _____________

NICE Systems Schedules Second Quarter 2003

Earnings Release and Conference Call

Ra`anana, Israel - July 1, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its second quarter 2003 financial results on Wednesday, July 30, 2003.  Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company`s outlook.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay of the call will be available for 72 hours after the live broadcast.  Replay information will also be available on the website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com).

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(3)____

Media
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

      ###

Vodafone Portugal Achieves Dramatic Increase in Contact Center Agent Performance

First Call Resolutions increased to 87%, by analyzing and streamlining call handling procedures

Ra`anana, Israel, July 1, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced that Vodafone Portugal successfully increased first call resolutions by 15 percentage points to 87% after implementing NiceUniverse®.  Based on analyzing recorded customer interactions Vodafone eliminated unnecessary procedures to dramatically improve customer responsiveness.  In addition, agent evaluations were used to create targeted training programs to improve agent performance.

"NiceUniverse®`s voice and screen recording enabled us to analyze our procedures to reduce the time it takes for agents to wrap up each call and to improve the usability of our CRM applications, " commented Paulo Loja, director of customer service at Vodafone Portugal.  "NiceUniverse`s quality scores are also a critical component for motivating and rewarding agents since they are used to calculate a variable part of each agent`s salary."

NiceUniverse, NICE`s quality management product, is used to record voice and screens for over 1000 agents at two contact centers in Lisbon and Porto.  This system is supported by Grupês - Telecomunicações, Lda. based in Lisbon.

____(4)____

Vodafone Portugal`s first call resolution rate is measured using a customer survey the day after the voice contact. This measurement is only for those calls handled by agents.  56% of the contacts are handled by an IVR system or managed by the customer in the self service section on Vodafone`s web site.

"Mobile telecommunications continues to be a strong market for NICE, where providing top quality customer service is essential for maintaining a competitive advantage", commented Jim Park president of NICE EMEA.  "Vodafone is another example of how contact centers are analyzing interactions to fine tune business processes for improved efficiency and customer satisfaction."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.  NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, My Universe, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

____(5)____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Announces Agreement with CA Technology to Integrate NiceVision® with StoreVision POS Monitoring System

Two state-of-the-art technologies offer a powerful loss prevention solution for the retail market

Ra`anana, Israel -  July 9, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced it has entered into an agreement to integrate its NiceVision® digital video and audio recording solution with CA Technology`s StoreVision point of sale (POS) monitoring system.  CA Technology is a world leader in high technology solutions for operations, retail loss prevention and risk management.  The combined solution offers a powerful tool to effectively combat one of the retail industry`s most difficult and costly problems.

NiceVision delivers proactive security management capabilities with the most advanced suite of solutions for digital video recording. Especially beneficial for point of sale applications, NiceVision`s high frame rate and video compression standards ensure optimum performance levels for the customer.  Combined with 64 video inputs per camera the solution is not only extremely reliable but also cost effective.

Peter Lewis, chief operating officer, CA Technology, said, "In many retail environments controlling `shrinkage`, or inventory loss, spells the difference between operational loss and profitability.  Contrary to popular perceptions, shoplifting is not the main cause of shrinkage.  Collectively employee theft and errors account for about 60% of inventory loss, and having security personnel stare at monitors, either real-time or post-event, does not effectively address this shrinkage problem.  The powerful NiceVision-StoreVision solution, on the other hand, provides end users with the tools and overall functionality they need to effectively combat both theft and employee mistakes.  Recently, the StoreVision system achieved a 100% ROI (return on investment) for a major, high-end department store chain in only six months."

StoreVision is the most advanced retail store surveillance and POS monitoring system on the market today and is a breakthrough product in high technology security solutions. By combining store level transaction data with NiceVision`s full motion digital images and management and reporting capabilities, retailers are empowered with data-mining tools and retail specific investigative techniques, enabling management to accurately identify and reduce shrinkage, pinpoint operational problems and identify training issues.

____(6)____

"This partnership is in line with our strategy to develop solutions that can be used to manage security and to enhance operations to boost business performance", commented Doron Eidelman, executive vice president, NiceVision.  "By partnering with a leader in the point-of -sale industry such as CA Technology we can expand our presence in the retail, transportation, and banking markets."

About CA Technology

Mount Laurel, NJ-based CA Technology specializes in providing transaction monitoring systems that combine digital video images and transaction data, and provide customers with the ability to rapidly audit transactions and thereby dramatically increase profitability through reductions in inventory loss, increases in productivity and reductions in employee training and turnover costs.  CA Technology`s line of Vision products integrate with state-of-the-art digital video recorders, providing `best of breed" solutions for the retail, transportation, banking and casino marketplaces.  CA Technology is a privately held venture capital backed company.  For more information, visit http://www.catechnology.com/

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York City Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(7)____

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

For more information on CA Technology, contact:

Media
Peter Lewis	CA Technology peter.lewis@catechnology.com	856-222-1400 x100
Investors
Bernie Rudnick	KSR Associates bernie@ksrassociates.com	302-737-9252

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____(8)____

Up|Stream Selects NICE Systems And Avaya for Contact Center Recording and Quality Assurance Solution

Leading Customer Care Provider Installs Total Recording and Quality Assurance solution

Ra`anana, Israel, Date, July 16, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, announced that Up|Stream, a subsidiary of Rosenbluth International and a leading provider of high quality customer care services for the travel industry, recently completed installation of NiceUniverse® quality management and total recording solution across two contact centers in the United States.  Up|Stream has over 300 agents in these two contact centers handling customer calls for Up|Stream`s clients.

Up|Stream, with over 700 employees and a variety of travel clients in the airline, hotel, and on-line leisure travel markets.  This solution included NiceUniverse® and NiceLog® for record-on-demand and voice and screen recording.  The NICE system is integrated with Avaya`s CenterVu application.

"We went with NICE since they are best of breed and because of their reputation for driving improved customer service levels," said Jerry Johnson, chief operating officer, Up|Stream.  "With this new system, we fully expect a financial return on investment and the ability to provide unparalleled service to our customers.  And with the amazing installation timeframe of just 50 days, we have already started monitoring our customer interactions to enhance our agent training and incentive programs."

Three months after the NICE implementation, the Up|Stream quality assurance team was able to improve call quality by 19% and improve average handling time by 10%.  The quality assurance team achieved this by coaching and training the associates based on improvement opportunities identified by NICE data.

"Customers today are making their selections of products and services more and more based on the level of customer service they receive, and no where is this more prevalent than in the highly-competitive travel industry," said Shlomo Shamir, president and CEM of NICE Systems, Inc. "We are proud to be aligned with companies such as Up|Stream that are committed to delivering the very highest levels of customer satisfaction."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum, Sydney Airport and Vodafone.

____(9)____

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____(10)____

!nPulse Improves Contact Center Performance with NICE Recording Solution

Ra`anana, Israel, July 23, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that !nPulse Response Group, provider of high-end sales support for infomercials and other direct response advertisers, is using the NICE Total Recording system to provide improved sales support to its customers.

"We use NiceLog to record every call we handle from start to finish," said Linda Mason, CIO of !nPulse Response Group, the company that handles the inbound calls for many popular TV infomercials/advertisements.  "This has allowed us boost our sales results by reviewing our best calls with the click of a mouse, and it`s enormously helpful in resolving customer issues. We can instantly retrieve any call and play it back. Our clients love our ability to do this."

The NICE recording solution also saves clients the nuisance of having to make test calls into the center to ensure !nPulse agents are adequately representing their business. Mason added, "When our clients can hear any call we handle from the total recording system, they feel completely assured that we`re handling their campaign in their best interest."

"Capturing 100% of customer interactions serves as the foundation of many different techniques companies are using to improve their bottom line," said Shlomo Shamir, president and CEO of NICE Systems, Inc.  "!nPulse is a great example of how to leverage the total recording capability."

!nPulse is using NiceLog® and NICE Storage Center.  In addition to capturing all customer interactions, this solution provides a secure and flexible centralized storage environment for easy access to recordings.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum, Sydney Airport, and Vodafone

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(11)____

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

Datamonitor Recognizes NICE for Achieving Significant Growth and Market- Share Lead

Ra`anana, Israel, July 29, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, announced that Datamonitor gives NICE Systems the industry`s highest ever market share of 22.5% worldwide in its latest Recording Industry Quarterly Report, for Q1 2003. This report also marks growth for NICE in the following categories: Worldwide, North America, APAC, Rest of World, Quality Assurance and Training, and Logging.

In the Contact Center space, in particular, NICE maintained its market lead and increased its market share by 2% from the previous quarter to 27.4% in Q1 2003, also the highest ever for any vendor.  This represents substantial, sustained growth for NICE, from 19.4% in Q1:02.

While NICE also maintains the market lead in each geographic region (North America, EMEA and APAC), it has shown significant growth year-over-year in North America, specifically, from 14.9% in Q1:02 to 19.8% in Q1:03.  NICE has also grown its position in the Quality Assurance and Training space from 12.9% in Q1:02 to 19.5% in Q1:03.

"Gaining the highest-ever market share in this space is something we thank our loyal customers for," said Haim Shani, president and CEO of NICE Systems, Ltd.  "Their continued support of NICE and its solutions and our first-mover advantage in the industry by acquiring Thales Contact Solutions last year helps drive our ongoing success."

About NICE

____(12)____

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum, Sydney Airport, and Vodafone.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(13)____